SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of April 2003

                       FUTUREMEDIA PUBLIC LIMITED COMPANY
                 (Translation of registrant's name into English)

  Media House, Arundel Road, Walberton, Arundel, West Sussex BN18 0QP, England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                              Form 20-F X   Form 40-F
                                       ---            ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                                 Yes       No  X
                                                     ---      ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 1 Cautionary Statement for the Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995.

Exhibit 2 June 2, 2003 Press Release Announcing Futuremedia PLC's Preliminary Fiscal 2003 Results: Revenue Growth 67%, Operating Loss Down by 45% Year on Year, Q4 Operating Loss Down 72% Versus Q3.



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




SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



FUTUREMEDIA PLC, an English public
limited company





By: /s/ Mats Johansson
   ---------------------
Mats Johansson
Chief Executive Officer




Date:  2 June 2003



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



                                    EXHIBIT 1
                                    ---------

  CAUTIONARY STATEMENT FOR THE PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE
               PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995.

Certain statements in this filing constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, discussions concerning the Company's strategic direction and new product introductions and developments. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or performance of the Company to differ materially from results or performance expressed or implied in such forward looking statements. Such factors include, without limitation, the early stage of the Internet and intranet learning and communications market, the management of growth, the ability of the company to develop and successfully market new products, rapid technological change and competition, as well as other factors detailed from time to time in the Company's filings with the Securities and Exchange Commission. The forward-looking statements contained herein speak only as of the date of this filing. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statement to reflect any change in its expectations or any change in events, conditions or circumstance on which any such statement is based.



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



                                    EXHIBIT 2
                                    ---------




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



PRESS RELEASE

FUTUREMEDIA PLC ANNOUNCES PRELIMINARY FISCAL 2003 RESULTS: REVENUE GROWTH 67%, OPERATING LOSS DOWN BY 45% YEAR ON YEAR, Q4 OPERATING LOSS DOWN 72% VERSUS Q3

ARUNDEL, U.K., June 2, 2003 -- E-learning solutions provider Futuremedia Plc (Nasdaq: FMDAY) today announced preliminary financial results for the fiscal year and 3-month periods ending April 30, 2003.

For the fiscal year ending April 30, 2003, the Company reported revenues of 1,342,000 Pounds ($2,147,000). This represents an increase of 431,000 Pounds ($689,500) or some 67% when compared with full-year fiscal 2002.

The Company has reduced the operating loss to 915,000 Pounds ($1,464,000), an improvement of 1,113,000 Pounds or 45% compared with 2002.

For the three-month period ending April 30, 2003, the Company reported revenues of 382,000 Pounds ($611,000), an increase of 137,000 Pounds compared to Q4 2002. The operating loss for the quarter was 243,000 Pounds ($389,000), representing an improvement of 146,000 Pounds compared to Q4 2002.

Mats Johansson, CEO of Futuremedia, said: "It is now becoming clear that the stringent measures we have taken over the last 18 months together with a total focus on providing our customers with a complete service are paying off. Our revenue and gross margin trends are both firmly upward, and losses are trimmed further. The results of fiscal 2003 put us on a solid footing for the future and we enter our new fiscal year with over 1,044,000 Pounds ($1,670,000) in orders on hand and a record prospect pipeline. During this last quarter we have also undertaken the necessary actions to improve our balance sheet. We have contracted for the sales of non-productive real estate, which will reduce our debt position to nil on final completion, and have successfully concluded an equity financing exercise -- at a price above market -- in which both existing and new investors participated. At the same time, we have managed to conclude two deals that we believe will contribute positively as we now start to expand our business in Europe: the acquisition of 29.8% of the equity of Luvit of Sweden, and the acquisition of Aktivna in the UK. However, we must continue to keep very tight controls on costs."

Jan Vandamme, Chairman of the Board of Futuremedia, added "While it is true we still see very scant evidence of increased corporate IT spending, and the economic and political risks remain high, it is clear that our value proposition, allowing large companies to keep their workforce up-to-date and fully trained whilst reducing associated HR costs, has left our order book well filled. Our strategy is firmly anchored in expansion in the UK and Scandinavia, the two largest eLearning markets in Europe. The Board and myself are also very pleased with the improvements in the balance sheet, especially as shareholders' equity has virtually tripled."


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



FUTUREMEDIA PLC AND SUBSIDIARIES Q3 2003
SUMMARY RESULTS (unaudited)
In '000, except where specified
Quarter to Quarter to April 31, 2003 April 31, 2002

--All Figures in Pounds unless otherwise stated


            Quarter to Quarter to          April 31, 2003         April 31, 2002
 Revenues                                  382 ($611)                    245
 Operating Costs                           625 ($1,000)                  534
 Operating Loss                            243 ($389)                    289
 Net Loss                                  249 ($398)                    283

 Weighted shares                           51,358,101              29,648,374
 Loss per Share                            0.005 ($0.008)          0.009


                        FUTUREMEDIA PLC AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (unaudited)
                          (in 000's except share data)


                                                                              Year ended April 30,
                                               2003                2003               2002                2001
                                              $'000              GBP'000             GBP'000            GBP'000
Net Sales                                     2,147               1,342                911                743
Cost of Sales                                 1,818               1,136               1,536              1,789
Gross Profit/(loss)                            329                 206                (625)             (1,046)

Operating expenses
Sales and marketing                            146                  91                 65                 558
General and administrative                    1,577                986                1,175              2,051
Facilities expenses                             70                  44                 63                 157

Total operating expenses                      1,793               1,121               1,403              2,766

Operating loss                               (1,464)              (915)              (2,028)            (3,812)

Loss on sale of Assets                        (189)               (118)                --                  --
Interest Income                                 2                   1                  32                 120
Interest expense                               (77)                (48)               (29)                (36)
Foreign currency gains                          --                  --                 13                  31

Net loss                                     (1,728)             (1,080)             (2,012)            (3,697)

Loss per share basic and diluted             (3.72) c            (2.33) p           (6.60) p           (12.71) p

Weighted average shares outstanding         46,414,194          46,414,194         30,501,619          29,098,429


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

          FUTUREMEDIA PLC AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS
                                   (unaudited)

                                                                                    April 30,
                                                                   2003               2003                2002
                                                                 ($'000)            (GBP'000)          (GBP'000)
ASSETS
Current assets
Cash and cash equivalents                                          639                 437                445
Accounts receivable, less allowance of GBP
  Nil (($Nil) in 2003 and GBP59,000 in 2002
  for doubtful accounts)                                           485                 303                112
Amounts recoverable on contracts                                    70                 44                  15
Other current assets                                               407                 254                 3
Inventories - finished goods                                        3                   2                  2
Prepaid expenses                                                   631                 394                393
Total current assets                                              2,295               1,434               970
Property held for Sale                                             719                 450                908

Property and equipment Land and buildings                           --                 --                  59
Audio visual and computer equipment                                681                 426                414
Office equipment                                                   114                 71                  71
                                                                   795                 497                544
Accumulated depreciation                                           669                 418                386
                                                                   126                 79                 158
Other assets
Intangible assets and Goodwill                                     447                 279                 53
Investments                                                       1,510                944                 --

Total assets                                                      5,097               3,186              2,089

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

          FUTUREMEDIA PLC AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS
                                   (unaudited)
LIABILITIES AND
SHAREHOLDER'S EQUITY

                                                                                    April 30,
                                                                   2003               2003                2002
                                                                 ($'000)            (GBP'000)           (GBP'000)
Current liabilities
Fees received in advance                                           714                 446                696
Accounts Payable                                                   744                 465                196
Other taxes and social security costs                              149                 93                  82
Other accounts payable                                             176                 110                 19
Other accrued expenses                                             302                 189                119
Convertible Loan                                                    --                 --                 410
Bank Mortgage                                                      480                 300                 --

Total current liabilities                                         2,565               1,603              1,522
Long-term debt less current portion                                 --                 --                  --
Total liabilities                                                 2,565               1,603              1,522

Shareholders' equity
    Ordinary shares of 1 1/9p each
    Authorized - 125,000,000
    Issued and outstanding-
    78,194,456 at April 30, 2003,
    29,648,374 at April 30, 2001                                  1,387                867                329
Shares to be issued
    10,346,979 at April 30, 2002                                    --                 --                 506
Preference shares of 2p each
Authorized - 2,000,000
None issued                                                         --                 --                  --
Additional paid-in capital                                        27,075             16,924              14,822
Retained deficit                                                 (25,762)           (16,103)            (15,023)

Other comprehensive loss-
    cumulative translation adjustment                             (168)               (105)               (67)

Total shareholders' equity                                        2,532               1,538               567

Total liabilities and shareholders' equity                        5,097               3,186              2,089

ABOUT FUTUREMEDIA PLC

Futuremedia plc (est. 1983) is a Solutions Provider in the growing e-learning market with 20 years experience in the interactive media field supplying products and services to industrial and commercial business sectors and government, mainly in the UK and Continental Europe.

The Company has a proven track record in providing knowledge and training via Solstra, its proprietary Learning Management System which in its largest application has a capacity for 240,000 users.

Incorporated within its principal operation headquartered in the UK, Futuremedia's Professional Services team identify and specify client requirements and Futuremedia's Content Studio then design and develop custom content for clients' needs. The Futuremedia Library unit specifies and administers any content required from its comprehensive range of third party products. The Solstra Team deploy Futuremedia's own Learning Management System enabling training to be rapidly administered, delivered and progress tracked.

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

Futuremedia's customers include Royal Mail, Syngenta, BUPA and BT. Training content from partners SmartForce, Centra Software, SkillSoft and NETg is supplied and supported.

Futuremedia can be found on the Web at http://www.futuremedia.co.uk .
                                       ----------------------------

This earnings release can be found online at
http://www.huginonline.com/try/plsql/pressreleases.queryview?P_IDENTIFIER=
--------------------------------------------------------------------------
906128&Z_CHK=31547&p_la=5
-------------------------

"SAFE  HARBOR"  STATEMENT  UNDER SECTION 21E OF THE  SECURITIES  EXCHANGE ACT OF
1934.

This press release contains forward-looking statements related to future results and speaks only of the Company's expectations as of the date hereof. Such statements include discussions concerning the Company's financial performance and the performance of its products. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include the early stage of the e-learning market, the management of growth, the ability of the Company to continue to attract new funds if and when needed, the ability of the Company to develop and successfully market new products, the ability of the Company to integrate acquisitions, the ability of the Company to maintain compliance with NASDAQ's continued listing regulations, rapid technological change and competition, and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based.

All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.

CONTACT:

For further information:

Media: Kay Phelps,
Tel: +44(0)1932-761 889,
e-mail: kay.phelps@btinternet.com

Investor Relations: Mats Johansson,
Tel: +44(0)1273-829 700,
e-mail: ir@futuremedia.co.uk






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